# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Public Policy Holding Company, Inc., CIK 0001903508
CUSIP: 7444302084
Title of class of securities: Common stock, par value $0.001
Address of issuer's principal executive offices: 800 North Capitol Street, NW, Suite 800, Washington, District Of Columbia (DC), 20002
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002134517

## Reporting persons
- Daniel Clyde Tate, JR.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,525,893; shared voting power 0; sole dispositive power 1,525,893; shared dispositive power 0; aggregate amount beneficially owned 1,525,893 (5.3% of the class)
  Comment: Beneficial ownership for Daniel Clyde Tate, Jr. includes 4,806 stock options and 2,667 restricted stock units which have vested or will vest within 60 days. Pursuant to Rule 13d-3, the percentage ownership disclosed above is based on the sum of (x) 28,928,777 shares of common stock outstanding as of March 23, 2026, as reported by the issuer in its proxy statement on Schedule 14A, filed with the Commission on April 17, 2026, and (y) 7,473 shares not currently issued and outstanding, but which the reporting person has the right to acquire within 60 days of the the reporting date.

## Item 1. Issuer
Name of issuer: Public Policy Holding Company, Inc.
Address of issuer's principal executive offices: 800 North Capitol Street, NW, Suite 800, Washington, District of Columbia, 20002

## Item 2. Person Filing
Name of person filing: Daniel Clyde Tate, Jr.
Address of principal business office or, if none, residence:
777 6th Street, NW
8th Floor
Washington, DC 20001
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1525893
Percent of class: 5.3
Sole power to vote or to direct the vote: 1525893
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1525893
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Daniel Clyde Tate, JR.: /s/Daniel Clyde Tate, Jr., Daniel Clyde Tate, Jr. (05/15/2026)